Exhibit 99.1

XPENG Announces Vehicle Delivery Results for January 2025

•	30,350 units delivered in January 2025, up 268% year-over-year

•	Monthly deliveries exceeded 30,000 units for the third consecutive month

GUANGZHOU, China, Feb. 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for January 2025.

In January 2025, XPENG delivered 30,350 Smart EVs, representing a 268% increase year-over-year, surpassing 30,000 units for the third consecutive month. XPENG MONA M03 has delivered over 15,000 units per month for two consecutive months. Meanwhile, XPENG P7+ reached 20,000 cumulative deliveries within just two months of launch.

XNGP’s monthly active user penetration rate in urban driving reached 87% in January 2025. At the same time, XPENG rolled out its latest XOS version, AI Tianji 5.5.0, introducing “door-to-door” ADAS and other advanced smart driving features, such as the world’s first coach vehicle recognition with bypassing capability, to eligible customers across China. The update brings a seamless smart driving experience to owners across diverse scenarios, including parking, highways and urban roads.

In January, the Company debuted the right-hand drive version of the XPENG X9 MPV globally at the Singapore Motor Show. In the same month, XPENG has expanded its global presence by entering the markets of Belgium, Luxembourg, Ireland and Finland.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.